

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 29, 2016

James B. DeBello
Chief Executive Officer
Mitek Systems, Inc.
600 B Street, Suite 100
San Diego, CA 92101

> **Re: Mitek Systems, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2016**
> **File No. 333-215182**

Dear Mr. DeBello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Carl Sanchez, Esq.
        Paul Hastings LLP